FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16
under the
Securities Exchange Act of 1934

For the month of January 2013

000-29880
(Commission File Number)

Virginia Mines Inc.
(Translation of registrant's name into English)

200-116 St-Pierre,
Quebec City, QC, Canada G1K 4A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F __ Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Signatures

Unaudited Interim Balance Sheet

Unaudited Interim Statements of Loss

Unaudited Interim Statements of Comprehensive Loss

Unaudited Interim Statements of Changes in Shareholders’ Equity

Unaudited Interim Statements of Cash Flows

Unaudited Notes to Interim Financial Statements

Management’s Discussion and Analysis

CEO Certification

CFO Certification

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.

By: //s// Noella Lessard

Name: Noella Lessard

Title: Executive Secretary

Date: January 14, 2013

VIRGINIA MINES INC. Unaudited Interim Balance Sheet

(expressed in Canadian dollars)

	As at	As at
	November 30,	February 29,
	2012	2012
Assets

Current assets
Cash	$4,438,108	$10,364,713
Short-term investments	36,313,055	39,463,527
Tax credits for mining exploration and commodity taxes receivable	2,095,047	2,839,035
Other amounts receivable	381,812	391,787
Prepaid expenses	300,941	138,021
	43,528,963	53,197,083

Non-current assets
Deferred tax assets	1,217,914	976,384
Property, plant and equipment	755,946	167,888
Mining properties (note 4)	56,819,934	47,960,344
Royalty interest in mining property	233,363	-
	$102,556,120	$102,301,699
Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 5)	$3,192,341	$8,386,512
Current portion of deferred lease inducements	9,404	-
	3,201,745	8,386,512

Non-current liabilities
Deferred lease inducements	103,445	-
Deferred tax liabilities	3,771,218	2,116,449
Deferred royalties (note 6)	4,527,560	3,629,680
	8,402,223	5,746,129
Shareholders' Equity

Share capital (note 7)	128,815,458	124,688,911
Warrants (note 9)	-	14,358
Stock options (note 8)	6,880,347	6,625,705
Contributed surplus	480,819	385,549
Deficit	(46,377,003)	(45,136,428)
Accumulated other comprehensive income	1,152,531	1,590,963
	90,952,152	88,169,058
	$102,556,120	$102,301,699
Commitments (note 15)

Subsequent event (note 16)

(signed) André Gaumond	, Director	(signed) André Lemire	, Director

VIRGINIA MINES INC. Unaudited Interim Statements of Loss

(expressed in Canadian dollars)

	Three-Month Periods		Nine-Month Periods
	Ended November 30,		Ended November 30
	2012	2011	2012	2011
Expenses
Salaries	$306,505	$207,478	$827,056	$616,236
Professional and maintenance fees	69,686	63,630	217,297	238,007
General administrative expenses (note 11)	329,509	468,653	676,316	864,510
Stock-based compensation	-	-	828,708	712,550
Depreciation of property, plant and equipment	18,355	14,174	51,943	38,790
General exploration costs (note 12)	183,585	259,187	745,126	660,208
Grants, credit on duties refundable for loss and
refundable tax credit for resources	(35,906)	-	(35,906)	(47,260)
Cost of mining properties abandoned or written off	784,375	197,314	1,061,382	686,565
	$1,656,109	$1,210,436	$4,371,922	$3,769,606

Other income (expenses)
Dividends	$63,702	$66,911	$191,131	$193,754
Interest	211,867	146,594	665,837	551,969
Fees invoiced to partners	62,420	99,893	408,671	334,612
Option payments received in excess of cost of mining
properties	10,000	10,000	10,000	10,000
Loss on sale of mining properties	-	-	(5,722)	-
Gain on sale of available-for-sale investments	26,894	-	167,844	116,649
Loss on investments designated as held for trading	(1,182)	(1,658)	(11,469)	(61,981)
	$373,701	$321,740	$1,426,292	$1,145,003

Loss before income taxes	(1,282,408)	(888,696)	(2,945,630)	(2,624,603)
Deferred tax recovery	434,949	531,575	1,705,055	1,618,096
Net loss	$(847,459)	$(357,121)	$(1,240,575)	$(1,006,507)

Per share (note 10)

Basic and diluted net loss	$(0.026)	$(0.011)	$(0.039)	$(0.032)

The accompanying notes are an integral part of these condensed financial statements.

VIRGINIA MINES INC. Unaudited Interim Statements of Comprehensive Loss

(expressed in Canadian dollars)

	Three-Month Periods		Nine-Month Periods
	Ended November 30,		Ended November 30,
	2012	2011	2012	2011
Net loss	$(847,459)	$(357,121)	$(1,240,575)	$(1,006,507)

Other comprehensive income (loss)
Unrealized gain (loss) on available-for-sale investments,
net of related income taxes of $21,686 and recovery of
$45,558 ($7,611 and recovery of $52,728 in 2011)	139,550	48,976	(293,163)	(339,303)
Reclassification of gains on available-for-sale investments
realized upon sale, net of related income taxes of
$3,617 and $22,575 (nil and $15,689 in 2011)	(23,277)	-	(145,269)	(100,960)

	116,273	48,976	(438,432)	(440,263)

Comprehensive loss	$(731,186)	$(308,145)	$(1,679,007)	$(1,446,770)

The accompanying notes are an integral part of these condensed interim financial statements.

VIRGINIA MINES INC. Unaudited Interim Statements of Changes in Shareholders’ Equity

(expressed in Canadian dollars)

	Share capital	Warrants	Stock options	Contributed surplus	Deficit	Accumulated other comprehensive income	Total
	$	$	$	$	$	$	$

Balance as at March 1, 2012	124,688,911	14,358	6,625,705	385,549	(45,136,428)	1,590,963	88,169,058

Net loss	-	-	-	-	(1,240,575)	-	(1,240,575)

Unrealized loss on available-for-sale
investments, net of related income taxes	-	-	-	-	-	(293,163)	(293,163)

Reclassification of gains on available-for-
sale investments realized upon sale, net of
related income taxes	-	-	-	-	-	(145,269)	(145,269)

Comprehensive loss for the period	-	-	-	-	(1,240,575)	(438,432)	(1,679,007)
Stock-based compensation	-	-	828,708	-	-	-	828,708
Stock options exercised	1,316,898	-	(493,154)	-	-	-	823,744
Stock options cancelled	-	-	(80,912)	80,912	-	-	-
Warrants expired	-	(14,358)	-	14,358	-	-	-
Issuance of shares for cash consideration	3,180,428	-	-	-	-	-	3,180,428
Share issue expenses	(370,779)	-	-	-	-	-	(370,779)

Balance as at November 30, 2012	128,815,458	-	6,880,347	480,819	(46,377,003)	1,152,531	90,952,152

	Share capital	Warrants	Stock options	Contributed surplus	Deficit	Accumulated other comprehensive income	Total
	$	$	$	$	$	$	$

Balance as at March 1, 2011	115,809,533	40,282	5,858,029	381,317	(43,483,991)	1,731,124	80,336,294

Net loss	-	-	-	-	(1,006,507)	-	(1,006,507)

Unrealized loss on available-for-sale
investments, net of related income taxes	-	-	-	-	-	(339,303)	(339,303)

Reclassification of gains on available-for-
sale investments realized upon sale, net of
related income taxes	-	-	-	-	-	(100,960)	(100,960)
Comprehensive loss for the period	-	-	-	-	1,006,507	(440,263)	(1,446,770)
Stock-based compensation	-	-	712,550	-	-	-	712,550
Stock options exercised	1,389,655	-	(533,153)	-	-	-	856,502
Warrants granted	-	14,359	-	-	-	-	14,359
Warrants exercised	211,309	(36,051)	-	-	-	-	175,258
Acquisition of mining properties	1,201,670	-	-	-	-	-	1,201,670
Issuance of shares for cash consideration	3,610,717	-	-	-	-	-	3,610,717
Share issue expenses	(457,447)	-	-	-	-	-	(457,447)

Balance as at November 30, 2011	121,765,437	18,590	6,037,426	381,317	(44,490,498)	1,290,861	85,003,133

The accompanying notes are an integral part of these condensed interim financial statements.

VIRGINIA MINES INC. Unaudited Interim Statements of Cash Flows

(expressed in Canadian dollars)

	Three-Month Periods		Nine-Month Periods
	Ended November 30,		Ended November 30,
	2012	2011	2012	2011
Cash flows from (used in) operating activities
Net loss	$(847,459)	$(357,121)	$(1,240,575)	$(1,006,507)

Adjustments for :
Deferred tax recovery	(434,949)	(531,575)	(1,705,055)	(1,618,096)
Loss on investments designated as held for trading	1,182	1,658	11,469	61,981
Gain on sale of available-for-sale investments	(26,894)	-	(167,844)	(116,649)
Loss on sale of mining property	-	-	5,722	-
Option payments received in excess of cost of
mining properties	(10,000)	(10,000)	(10,000)	(10,000)
Cost of mining properties abandoned or written off	784,375	197,314	1,061,382	686,565
Depreciation of property, plant and equipment	18,355	14,174	51,943	38,790
Stock-based compensation	-	-	828,708	712,550
	(515,390)	(685,550)	(1,164,250)	(1,251,366)
Variation in deferred royalties	296,630	303,900	897,880	881,460

Changes in items of working capital
Tax credits for mining exploration and commodity
taxes receivable	543,866	238,380	87,518	269,242
Other amounts receivable	(299,039)	110,483	57,880	(72,210)
Prepaid expenses	72,792	135,611	(162,920)	(123,054)
Accounts payable and accrued liabilities	(342,455)	109,211	(2,578,493)	402,795
	(24,836)	593,685	(2,596,015)	476,773
	(243,596)	212,035	(2,862,385)	106,867
Cash flows from financing activities
Bank overdraft repayment	(705,288)	-	-	-
Issuance of common shares, net of share issue expenses	2,884,472	3,191,809	5,902,224	6,569,965
	2,179,184	3,191,809	5,902,224	6,569,965
Cash flows used in investing activities
Acquisition of short-term investments	(4,512,650)	(13,430,955)	(18,205,469)	(26,560,385)
Disposition of short-term investments	7,086,258	5,729,439	20,957,846	22,116,983
Acquisition of mining properties and capitalized
exploration costs	(3,417,225)	(2,406,438)	(13,522,368)	(9,425,874)
Change in credit on duties refundable for loss and
refundable tax credit related to exploration costs	223,025	-	2,180,778	653,907
Acquisition of property, plant and equipment	(139,492)	(13,935)	(213,868)	(37,914)
Option payments received	40,000	10,000	70,000	65,000
Acquisition of royalty interest in mining property	(233,363)	-	(233,363)	-
	(953,447)	(10,111,889)	(8,966,444)	(13,188,283)
Net change in cash	982,141	(6,708,045)	(5,926,605)	(6,511,451)
Cash - Beginning of period	3,455,967	11,816,426	10,364,713	11,619,832
Cash - End of period	$4,438,108	$5,108,381	$4,438,108	$5,108,381

Interest received	$264,490	$187,444	$673,166	$561,456
Dividends received	$63,702	$66,911	$191,131	$193,754

Supplemental information (note 13)

The accompanying notes are an integral part of these condensed interim financial statements.

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Financial Statements
For the three-month and nine-month periods ended November 30, 2012 and 2011

(expressed in Canadian dollars)

General information

Virginia Mines Inc. (the "Company") incorporated under the Canada Business Corporations Act, is in the business of acquiring and exploring mining properties. It has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mining properties is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to continue the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

Effective December 1, 2012, the new address of its registered office is 300 St-Paul, Suite 200, Quebec City, Quebec, Canada.

Basis of preparation

These condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of condensed interim financial statements, including IAS 34, Interim Financial Reporting and using the same accounting policies and methods of computation as our most recent annual financial statements. The condensed interim financial statements should be read in conjunction with the annual financial statements for the year ended February 29, 2012, which have been prepared in accordance with IFRS as issued by the IASB.

These condensed interim financial statements were approved by the Board of Directors for issue on January 14, 2013.

Critical accounting estimates and judgements

The preparation of financial statements in conformity with IFRS requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These condensed interim financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences.

In preparing these condensed interim financial statements, the significant judgments made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual financial statements for the year ended February 29, 2012.

Estimates and assumptions are continually evaluated and are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Financial Statements
For the three-month and nine-month periods ended November 30, 2012 and 2011

(expressed in Canadian dollars)

4 Mining properties
Reconciliation of mining properties
		Acquisition cost
	Exploration costs	Mining Properties	Claims	Total

Balance as at February 29, 2012	$35,681,128	$8,880,623	$3,398,593	$47,960,344

Costs incurred	10,965,918	60,000	485,084	11,511,002
Option payments	(36,455)	(22,031)	(1,514)	(60,000)
Mining properties abandoned, written off or sold	(960,416)	(60,597)	(46,091)	(1,067,104)
Credit on duties refundable for loss and refundable tax
credit for resources	(1,524,308)	-	-	(1,524,308)

Balance as at November 30, 2012	$44,125,867	$8,857,995	$3,836,072	$56,819,934

New agreements

On April 5, 2012, Exploration Khalkos Inc. granted the Company the option to acquire a 55% interest in the Murdoch property for a consideration consisting of payments totalling $300,000 and exploration work totalling $4,000,000 to be carried out no later than April 5, 2017 with the firm commitment of spending $1,000,000 on the property within 18 months following the conclusion of the agreement. As at November 30, 2012, exploration work of $158,000 remained to be spent. On December 14, 2012, the agreement was amended to cancel the firm commitment and the Company terminated its option to acquire a 55% interest in the Murdoch property. The Company wrote off the property for an amount of $554,259.

On April 12, 2012, the Company entered into agreement with Komet Manufacturers Inc. ("Komet") on the FCI property. As per the agreement, Komet has the option to acquire a 50% interest in the FCI property, in consideration of the issuance of 25,000 shares of Komet and $4,000,000 in exploration work to be carried out over a six-year period.

On June 27, 2012, the Company signed a strategic alliance with KGHM International Ltd. ("KGHM"). Through this alliance, the Company and KGHM will jointly carry out geological reconnaissance, sampling and exploration work on the Bienville project. A total budget of $140,000 will be allocated for the first phase of work.

On July 4, 2012, the Company signed a strategic alliance with Altius Minerals Corporation ("Altius") whereby the Company and Altius will cooperate to explore geological settings favourable for gold and base-metal mineralization on the north coast of Quebec and in Labrador. A total budget of $600,000 will be allocated.

In August 2012, Anglo American Exploration (Canada) Ltd. ("AAEC") reach the $4,000,000 in exploration expenditures in the Baie Payne property. Based on the agreement with the Company, the exploration expenses are now on a 50% - 50% basis between AAEC and the Company.

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Financial Statements
For the three-month and nine-month periods ended November 30, 2012 and 2011

(expressed in Canadian dollars)

	# Claims	Undivided interest %	Balance as at March 1, 2012 $	Costs incurred $	Mining properties abandoned, written off, under option or sold and related tax credits $	Balance as at November 30, 2012 $

Anatacau	207
Acquisition costs		0	74,206	22,140	-	96,346
Exploration costs			1,070,858	246,345	(60,714)	1,256,489
			1,145,064	268,485	(60,714)	1,352,835

Ashuanipi	596
Acquisition costs		50	88,949	-	-	88,949
Exploration costs			1,563,678	-	-	1,563,678
			1,652,627	-	-	1,652,627

Baie Payne	471
Acquisition costs		50	601,549	3,996	-	605,545
Exploration costs			147,923	593,409	(259,023)	482,309
			749,472	597,405	(259,023)	1,087,854

Corvet Est	568
Acquisition costs		50	84,953	24,991	-	109,944
Exploration costs			1,548,562	151,127	(55,695)	1,643,994
			1,633,515	176,118	(55,695)	1,753,938

Coulon	661
Acquisition costs		100	4,937,672	11,445	-	4,949,117
Exploration costs			10,339,655	2,647,202	(134,855)	12,852,002
			15,277,327	2,658,647	(134,855)	17,801,119

Éléonore Régional	896
Acquisition costs		100	365,878	61,254	(2,832)	424,300
Exploration costs			1,737,030	447,976	(94,421)	2,090,585
			2,102,908	509,230	(97,253)	2,514,885

Lac Gayot	510
Acquisition costs		100	1,919,879	-	(22,152)	1,897,727
Exploration costs			680,158	-	(7,848)	672,310
			2,600,037	-	(30,000)	2,570,037
	(forward)		25,160,950	4,209,885	(637,540)	28,733,295

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Financial Statements
For the three-month and nine-month periods ended November 30, 2012 and 2011

(expressed in Canadian dollars)

	# Claims	Undivided interest %	Balance as at March 1, 2012 $	Costs incurred $	Mining properties abandoned, written off, under option or sold and related tax credits $	Balance as at November 30, 2012 $

(brought forward)			25,160,950	4,209,885	(637,540)	28,733,295

La Grande Sud	188
Acquisition costs		100	67,248	7,257	-	74,505
Exploration costs			788,833	795,829	(8,527)	1,576,135
			856,081	803,086	(8,527)	1,650,640

Lac Pau	802
Acquisition costs		100	163,422	-	(1,393)	162,029
Exploration costs			3,356,676	(120)	(28,554)	3,328,002
			3,520,098	(120)	(29,947)	3,490,031

Nichicun	272
Acquisition costs		100	103,751	(33,718)	-	70,033
Exploration costs			1,266,957	643,576	(29,445)	1,881,088
			1,370,708	609,858	(29,445)	1,951,121

Poste Lemoyne Ext.	605
Acquisition costs		100	1,230,688	16,605	-	1,247,293
Exploration costs			6,215,067	929,205	(104,928)	7,039,344
			7,445,755	945,810	(104,928)	8,286,637

Trieste	591
Acquisition costs		100	54,651	82,444	-	137,095
Exploration costs			543,804	1,408,598	(18,379)	1,934,023
			598,455	1,491,042	(18,379)	2,071,118

Wabamisk	947
Acquisition costs		100	739,423	80,537	-	819,960
Exploration costs			3,100,217	1,344,737	(170,661)	4,274,293
			3,839,640	1,425,274	(170,661)	5,094,253

Others
Acquisition costs			1,846,947	268,133	(103,856)	2,011,224
Exploration costs			3,321,710	1,758,034	(1,548,129)	3,531,615
			5,168,657	2,026,167	(1,651,985)	5,542,839

Total
Acquisition costs			12,279,216	545,084	(130,233)	12,694,067
Exploration costs			35,681,128	10,965,918	(2,521,179)	44,125,867
			47,960,344	11,511,002	(2,651,412)	56,819,934

All mining properties are located in the province of Quebec.

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Financial Statements
For the three-month and nine-month periods ended November 30, 2012 and 2011

(expressed in Canadian dollars)

Accounts payable and accrued liabilities

	As at	As at
	November 30,	February 29,
	2012	2012
	$	$

Companies held by Directors	-	3,464
Advances from partners	1,355,469	3,520,592
Trade	872,350	2,976,077
Premium related to flow-through shares	964,522	1,886,379
	3,192,341	8,386,512

Deferred royalties

Advance payments on the royalty held by the Company on the Éléonore deposit started on April 1, 2009. These payments are made by Les Mines Opinaca, a subsidiary held 100% by Goldcorp Inc. ("Goldcorp"), paid on the basis of US$100,000 per month up to 50 months, unless the mine production was preceded. In such case, the royalties will be paid according to deposit production.

To secure these advance payments, Goldcorp granted the Company a US$5 million immovable hypothec on the Éléonore property.

The Company will recognize into income these advance payments, which are currently classified as deferred royalties, once the Éléonore mine goes into commercial production, on the basis that the production royalties will be paid out of advance payments received by the Company. The production period represents the performance period over which the earnings process will be completed.

If the Éléonore mine is not brought to production, the Company will recognize the non-refundable advance payments into income.

Share capital

	Nine-Month Period Ended November 30, 2012		Year Ended February 29, 2012
	Number	$	Number	$

Balance - beginning of period	31,884,740	124,688,911	30,779,692	115,809,533

Stock options exercised	154,250	1,316,898	206,000	1,704,956
Warrants exercised	-	-	26,635	211,309
Issuance of shares for acquisition of mining properties	-	-	131,330	1,201,670
Issuance of shares for a cash consideration (a)	332,857	3,180,428	741,083	6,551,890
Share issue expenses	-	(370,779)	-	(790,447)
Balance - end of period	32,371,847	128,815,458	31,884,740	124,688,911

(a) Detail of the issuance of flow-through shares:

On June 1, 2012, the Company completed a private placement of 190,000 flow-through common shares at a price of $15.50 per share for gross proceeds of $2,945,000. A premium of $1,216,000 was accounted for in the Company's share capital. Issue expenses of $198,018 related to this placement were incurred.

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Financial Statements
For the three-month and nine-month periods ended November 30, 2012 and 2011

(expressed in Canadian dollars)

On November 16, 2012, the Company completed a private placement of 142,857 flow-through common shares at a price of $17.50 per share for gross proceeds of $2,499,998. A premium of $1,048,570 was accounted for in the Company's share capital. Issue expenses of $172,761 related to this placement were incurred.

Stock options

The Company has established a stock option plan under which certain key employees, officers, directors and suppliers may be granted stock options of the Company. The number of stock options cannot exceed, at any time, 10% of the number of outstanding shares. Options vest immediately and are exercisable over a maximum period of ten years following the grant date. The stock option price is always higher than the last closing price on the day of grant at the Toronto Stock Exchange.

The following table presents the stock option activity since March 1, 2011 and summarizes information about stock options outstanding and exercisable as at November 30, 2012:

	Nine-Month Period Ended November 30, 2012		Year ended February 29, 2012
	Number	Weighted average exercise price $	Number	Weighted average exercise price $
Outstanding and exercisable - beginning of period	1,997,000	5.94	1,874,000	5.29
Granted	207,250	9.00	329,000	9.11
Exercised	(154,250)	5.34	(206,000)	5.12
Cancelled	(19,000)	9.09	-	-
Outstanding and exercisable - end of period	2,031,000	6.26	1,997,000	5.94

The following table summarizes information about stock options outstanding and exercisable as at November 30, 2012:

Options outstanding and exercisable
Range of exercise prices	Number	Weighted average remaining contractual life (years)	Weighted average exercise price $

$3.21 to $4.44	730,500	4.01	4.07
$5.22 to $7.68	795,250	6.28	6.50
$9.00 to $9.18	505,250	9.18	9.07

The fair value of stock options granted has been estimated using the Black & Scholes model with the following assumptions:

	Nine-Month Period Ended November 30, 2012	Year Ended February 29, 2012

Risk-free interest rate	1.28%	1.82%
Expected volatility	46%	48%
Dividend yield	Nil	Nil
Weighted average expected life	72 months	72 months
Weighted average fair value of options granted	$4.00	$4.31

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Financial Statements
For the three-month and nine-month periods ended November 30, 2012 and 2011

(expressed in Canadian dollars)

Warrants

The following table presents the warrant activity since March 1, 2011 and summarizes information about outstanding and exercisable warrants as at November 30, 2012:

	Nine-Month Period Ended November 30, 2012		Year Ended February 29, 2012
	Number	Weighted average exercise price $	Number	Weighted average exercise price $

Outstanding and exercisable - beginning of period	24,857	10.24	38,635	7.33
Granted	-	-	24,857	10.24
Exercised	-	-	(26,635)	6.58
Expired	(24,857)	10.24	(12,000)	9.00
Outstanding and exercisable - end of period	-	-	24,857	10.24

The fair value of warrants granted has been estimated using the Black & Scholes model with the following assumptions:

Year Ended
February 29, 2012

Risk-free interest rate	1.22%
Expected volatility	32.4%
Dividend yield	Nil
Weighted average expected life	12 months
Weighted average fair value of warrants granted	$0.578

Earnings per share

For the three-month and nine-month periods ended November 30, 2012 and 2011, there was no difference between the basic and diluted loss per share since the stock options and warrants were anti-dilutive. Accordingly, the diluted loss per share for those periods was calculated using the basic weighted average number of shares outstanding.

	Three-Month Periods Ended November 30, 2012		Nine-Month Periods Ended November 30, 2012
	2012	2011	2012	2011

Basic weighted average number of shares outstanding	32,224,353	31,414,618	32,082,637	31,145,146
Stock options	801,189	675,805	744,754	725,189
Diluted weighted average number of shares outstanding	33,025,542	32,090,423	32,827,391	31,870,335

Items excluded from the calculation of diluted earnings per share because the exercise price was greater than the average quoted value of the common shares
Warrants	-	36,857	-	36,857
Stock options	-	159,250	-	159,250

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Financial Statements
For the three-month and nine-month periods ended November 30, 2012 and 2011

(expressed in Canadian dollars)

General administrative expenses

	Three-Month Periods Ended November 30, 2012		Nine-Month Periods Ended November 30, 2012
	2012	2011	2012	2011

Office rental	$96,373	$29,985	$160,451	$88,309
Administrative and professional services	(5,644)	28,975	(16,887)	83,072
Advertising and exhibitions	52,767	44,355	97,540	85,720
Travel expenses	20,812	25,574	64,861	76,363
Donations and sponsorships	105,944	266,301	133,154	312,426
Training and tuition	9,196	18,416	16,696	35,035
Insurance	11,395	9,531	34,754	35,270
Interest on notices of assessment (note 12a)	-	-	43,537	-
Office expenses and other	38,666	45,516	142,210	148,315
	$329,509	$468,653	$676,316	$864,510

General exploration costs

	Three-Month Periods Ended November 30, 2012		Nine-Month Periods Ended November 30, 2012
	2012	2011	2012	2011

Salaries and fees	$117,169	$75,770	$320,802	$278,715
Transport	45,601	107,591	126,456	229,414
Field expenditures	20,815	59,587	77,084	106,502
Other (a)	-	16,239	220,784	45,577
	$183,585	$259,187	$745,126	$660,208

(a)

In the nine-month period ended November 30, 2012, the Company received notices of assessment for the years 2008 to 2011. Some amounts of the refundable tax credit for resources for those years were refused by Revenu Québec. The Company filed a notice of objection.

Cash flows

Items not affecting cash

	Three-Month Periods Ended November 30, 2012		Nine-Month Periods Ended November 30, 2012
	2012	2011	2012	2011
Related to financing activities:

Share issue expenses included in accounts
payable and accrued liabilities	$22,561	$-	$22,561	$-

Related to investing activities:

Acquisition of mining properties and exploration
costs included in accounts payable and accrued
liabilities	199,690	275,202	199,690	275,202
Non-refundable tax credit applied against mining
properties	-	-	-	122,345
Acquisition of property, plant and equipment in
accounts payable and accrued liabilities	313,284	-	313,284	-

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Financial Statements
For the three-month and nine-month periods ended November 30, 2012 and 2011

(expressed in Canadian dollars)

Financial instruments

The classification of financial instruments as at November 30, 2012 and as at February 29, 2012 is summarized as follows:

					As at November 30, 2012
					Carrying value	Fair value
	At fair value through profit or loss	Available-for-sale	Loans and receivables	Financial liabilities at amortized cost	Total	Total
	$	$	$	$	$	$
Financial assets
Cash	-	-	4,438,108	-	4,438,108	4,438,108
Short-term investments	131,537	36,181,518	-	-	36,313,055	36,313,055
Other amounts receivable	-	-	381,812	-	381,812	381,812
	131,537	36,181,518	4,819,920	-	41,132,975	41,132,975

Financial liabilities
Accounts payable and accrued
liabilities	-	-	-	2,227,819	2,227,819	2,227,819

					As at February 29, 2012
					Carrying value	Fair value
	At fair value through profit or loss	Available-for-sale	Loans and receivables	Financial liabilities at amortized cost	Total	Total
	$	$	$	$	$	$
Financial assets
Cash	-	-	10,364,713	-	10,364,713	10,364,713
Short-term investments	565,873	38,897,654	-	-	39,463,527	39,463,527
Other amounts receivable	-	-	391,787	-	391,787	391,787
	565,873	38,897,654	10,756,500	-	50,220,027	50,220,027

Financial liabilities
Accounts payable and accrued
liabilities	-	-	-	6,500,133	6,500,133	6,500,133

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Financial Statements
For the three-month and nine-month periods ended November 30, 2012 and 2011

(expressed in Canadian dollars)

Other amounts receivable and accounts payable and accrued liabilities are financial instruments whose carrying value approximates their fair value due to their short-term maturity.

The fair value of available-for-sale short-term equity investments is established using the bid price on the most beneficial active market for these instruments that is readily available to the Company. When a bid price is not available, the Company uses the closing price of the most recent transaction on such instrument.

The fair value of short-term investments at fair value through profit or loss and the fair value of available-for-sale short-term debt investments are valued at bid price using independent pricing services or by dealers prices.

Other information

As at November 30, 2012, gross unrealized losses on available-for-sale securities totalled $283,155 ($215,512 as at February 29, 2012). Of this sum, an amount of $50,913 ($15,788 as at February 29, 2012) is related to bonds and results from changes in market interest rates and not to deterioration in the creditworthiness of issuers. The balance of $232,242 ($199,724 as at February 29, 2012) related to common shares is mainly explained by fluctuation of prices in the market. The Company has the ability and intent to hold these securities for a period of time sufficient to allow for recovery in fair value. It assesses that the gross unrealized losses are not significant or prolonged.

The total interest income for financial assets that are not classified as at fair value through profit or loss for the three-month and nine-month periods ended November 30, 2012 is $205,000 and $600,000 ($146,000 and $454,000 for the three-month and nine-month periods ended November 30, 2011).

Commitments

The Company is committed to incurring exploration expenses of $10,445,000 by December 31, 2013 and transferring these expenditures to the subscribers of its flow-through share underwriting completed on February 23, 2012, June 1, 2012 and November 16, 2012. As at November 30, 2012, the Company spent $8,145,387 according to this commitment.

In November 2012, the Company signed a seven-year rental lease for its administrative office. The rental lease cost is $154,698 per year with an annual increase of 2.5%.

Subsequent event

On December 12, 2012, the Company entered into agreement for a private placement of 114,286 flow-through common shares at a price of $17.50 per share for gross proceeds of $2,000,005. The financing is scheduled to close on or about January 16, 2013.

VIRGINIA MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE-MONTH PERIOD

ENDED NOVEMBER 30, 2012

Any statement or reference to dollar amounts herein shall mean lawful money of Canada unless otherwise indicated.

SCOPE OF MANAGEMENT’S FINANCIAL ANALYSIS

The following analysis should be read in conjunction with the unaudited condensed interim financial statements of Virginia Mines Inc. (the "Company") and the accompanying notes for the three-month and nine-month periods ended November 30, 2012, and 2011. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The reader should also refer to the annual Management’s Discussion and Analysis of financial position as at February 29, 2012, and results of operations, including the section describing the risks and uncertainties.

The information contained herein is dated as of January 14, 2013, date of the approval by the Board of the Management’s Discussion and Analysis and the Financial Statements.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking information and statements, which constitute “forward-looking information” under Canadian securities law and which may be material regarding, among other things, the Company’s beliefs, plans, objectives, estimates, intentions and expectations. Forward-looking information and statements are typically identified by words such as “anticipate”, “believe”, “expect”, “estimate”, “forecast”, “goal”, “intend”, “plan”, “will”, “may”, “should”, “could” and similar expressions. Specific forward-looking information in this document includes, but not limited to, statements with respect to the Company’s future operating and financial results, its exploration activities, its capital expenditure plans and the ability to execute on its future operating, investing and financing strategies.

These forward-looking information and statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by these forward-looking statements. We consider the assumptions on which these forward-looking statements are based to be reasonable, but caution the reader that these assumptions regarding future events, many of which are beyond our control, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect us.

NATURE OF ACTIVITIES

The Company, incorporated under the Canada Business Corporations Act, is in the business of acquiring and exploring mining properties. It has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mining properties is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

The Company specializes in searching for gold and base metal deposits in mostly unexplored territories of Quebec. Most of its activities take place in the central part of Quebec, particularly in the James Bay area, which comprises several Achaean greenstone belts known as being very favourable to the presence of economic gold and base metal deposits. This region differentiates from others by its accessibility and by the existence of explicit agreements governing the access to the territory. The Company is among the most active exploration companies in Quebec with a large portfolio of properties.

EXPLORATION ACTIVITIES

Activities Summary

During the three-month period ended November 30, 2012, exploration costs rose to $2,085,000 compared to $1,796,000 for the corresponding period of the preceding year. The Company’s cumulative exploration costs for the first nine months of the current year totalled $11,493,000 compared to $8,682,000 for the same period in 2011. During the recent quarter the Company was mainly active on the Anatacau-Wabamisk and Poste Lemoyne Extension projects.

ANATACAU-WABAMISK PROPERTY

During the current period, the Company completed the surface exploration campaign on the Anatacau-Wabamisk, located in the area of the Opinaca Reservoir, on the Quebec Middle-North territory. The property is located 30 kilometres southwest of the Opinaca Reservoir, about 290 kilometres north of the town of Matagami, province of Quebec. The property consists of 1,154 designated claims covering a surface area of 60,675 hectares split on two adjoining portions: the Anatacau part, with 207 claims constituting the southeastern portion of the property, and the Wabamisk part, with 947 claims constituting the main part of the property. The Company owns a 100% interest in the Wabamisk portion (with the exception of the royalties related to the 69 claims of the former Lac H property) while IAMGOLD Corporation (“IAMGOLD”) owns a 100% interest in the Anatacau portion. As per an agreement entered into in May 2007, the Company has the option of acquiring a 100% interest in the Anatacau portion in consideration of a $25,000 payment (made upon signing of the agreement) and $3 million in exploration work to be carried out before December 31, 2015. Should the Company acquire a 100% interest in the property, IAMGOLD will retain a 2% NSR on this portion of the property. The Company may buy back half (1%) of this royalty for $1.5 million.

During fall, Virginia focused mechanical stripping, geological mapping and channel sampling on the gold-bearing quartz vein, which had returned up to 9.66 g/t Au over 4 metres in trench WB2012TR011. Work proved that this vein, now called the Mustang Vein, displays a good continuity and an important lateral extension at surface. The vein was followed almost continuously in the extension of trench WB2012TR011 and in new trenches WB2012TR081, TR045-049 and TR046, and its lateral extension is now confirmed over 425 metres. It remains entirely open under the overburden at both ends. The Mustang Vein and its alteration envelope (silica-sericite-biotite) form a slightly sigmoidal structure of metric to plurimetric thickness. The vein is WSW-ENE oriented with a steep dip (75°- 80°) to the north. Many visible gold grains, some of which were very coarse in places, were found in several locations all along the Mustang Vein. The vein has a low content of sulphides but its alteration envelope contains up to 5% disseminated arsenopyrite and, at times, a few gold grains locally.

The recently-stripped parts of the Mustang Vein were systematically channel sampled along regularly-spaced lines whose location was not biased by the presence of numerous visible gold grains. The results obtained are thus variable because of the free nature of gold in the Mustang Vein. The best result was 23.28 uncut (11.14 cut) g/t Au over 4.6 metres in channel R6 of trench TR045-049. Several other channels also yielded encouraging results with 18.15 g/t Au over 1.7 metres (R5-TR011), 8.47 g/t Au over 2.4 metres (R12-TR011), 4.46 g/t Au over 2.7 metres (R7-TR011), 3.71 g/t Au over 3 metres (R8-TR011), 10.15 g/t Au over 0.85 metres (R2-TR081), 3.6 g/t Au over 5 metres (R13-TR081), 7.65 g/t Au over 1.7 metres (R15-TR081) and 3.29 g/t Au over 2 metres (R16-TR081). It is interesting to note that many of these results are concentrated in the area where the Mustang Vein curves and changes direction. The other channels returned results generally varying between 1.05 g/t Au over 7.3 metres and 1.42 g/t Au over 0.5 metres.

Mapping and prospecting carried out outside the main stripped zone also led to the discovery of other interesting gold showings in several locations on the Wabamisk grid. Most of these showings consist of centimetric to decimetric quartz veins locally containing visible gold and hosted within variably silicified and chloritized metasediments (wackes) with traces of sulphides (arsenopyrite and pyrrhotite). Grab samples collected to characterize these new showings returned values varying between 1.6 and 27.6 g/t Au while channel samples yielded results ranging from low values to values of up to 6.73 g/t Au over 2 metres. These gold showings are similar to those of the main stripped zone and are all part of the same field of auriferous quartz veins now traced over 7 kilometres and where it remains totally open within the folded, meta-wacke sequence.

The Company is quite encouraged by these new developments. The discovery of the Mustang Vein confirms the potential of the gold system for hosting good size veins. This multi-kilometre vein field remains largely unexplored and constitutes a very promising target. In the months ahead, Virginia will integrate and interpret all results and will commence, in the winter of 2013, a first 3,000-metre diamond drilling program with the purpose of testing this system at depth.

In the recent quarter, the Company spent $594,000 on the Anatacau-Wabamisk property.

POSTE LEMOYNE EXTENSION PROPERTY

In the recent quarter, the Company completed limited surface exploration on the Poste Lemoyne Extension property, located in the James Bay area, province of Quebec, 10 kilometres west of the Hydro-Québec Poste Lemoyne substation, on the Trans-Taïga road. The project consists of 605 map-designated claims covering 30,964.78 hectares. The claims are held 100% by the Company, but the 112 claims acquired before October 2005 are subject to a 1% NSR to Globestar Mining Corporation. The Company may buy back half of this NSR (0.5%) for $500,000.

A prospecting and mapping program of about two weeks had the purpose of evaluating at surface the gold showings discovered during the past summer in the surrounding area and to the east of the Charlie showing. These showings consist of centimetric to metric quartz veins hosted by various rocks including basalts, diorites, granodiorites, gabbros, pyroxenites and wackes. The samples taken by hand to characterize these showings returned in general gold values varying between 0.5 g/t Au and 7.8 g/t Au, with a few significantly higher results comprising, in particular, 47.04 g/t Au, 93.7 g/t Au and 119.2 g/t Au. Follow-up work carried out this fall led to the discovery in the vicinity of these known showings of a few new auriferous quartz veins, which yielded in grab samples values varying in general between 1.14 g/t and 4.63 g/t Au, with two higher results at 52.27 g/t and 76.29 g/t Au. Channel results varied between 1.95 g/t Au over 1.1 metres and 4.29 g/t Au over 0.65 metres. These results are comparable with those obtained in the past summer and suggest that all these veins are part of the same network. Work including line cutting and induced polarization survey will be carried out in the winter of 2013 on this network of auriferous quartz veins.

In the recent quarter, the Company spent $149,000 on the Poste Lemoyne Extension property.

FORECAST FOR THE COMING QUARTER

In the coming quarter, the Company will conduct three diamond drilling campaigns. Aside from the 3,000-metre previously announced on the Anatacau-Wabamisk project, the Company will carry out on its Coulon property a diamond drilling program of about 12,000 metres as well as borehole geophysical surveys (InfiniTEM). Drilling will test mainly the extensions of lenses 257, 44 and 201 as well as many geological and geophysical targets within the favourable volcanic stratigraphy. The Company hopes to significantly increase the resources on the Coulon project, which are currently established at 3,675,000 tonnes at an average grade of 3.61% Zn, 1.27% Cu, 0.4% Pb, 37.2 g/t Ag and 0.25 g/t Au in the indicated category, and at 10,058,000 tonnes at an average grade of 3.92% Zn, 1.33% Cu, 0.19% Pb, 34.5 g/t Ag and 0.18 g/t Au in the inferred category.

The Company and its partner IAMGOLD have also scheduled a diamond drilling campaign of about 3,000 metres on the Lac Pau property, located in the north part of the Caniapiscau Reservoir, in James Bay. Once again the program will test mainly the Lac Pau auriferous corridor.

The Nichicun, Éléonore Régional, Poste Lemoyne Extension and Ashuanipi project will also be the object of shorter winter exploration programs comprising mainly induced polarisation surveys.

NEW ACQUISITION

On September 27, 2012, the Company acquired from CBay Minerals Inc., jointly with Franco-Nevada Corporation, a 2% NSR royalty on the initial 250,000 ounces produced from the Eastmain Property. The acquisition was made for a total cash consideration of $450,000.

SELECTED FINANCIAL INFORMATION

	Three-Month Periods Ended		Nine-Month Periods Ended
	November 30, 2012 $	November 30, 2011 $	November 30, 2012 $	November 30, 2011 $
Expenses	1,656,000	1,210,000	4,372,000	3,770,000
Other income	374,000	322,000	1,426,000	1,145,000
Net loss	(847,000)	(357,000)	(1,241,000)	(1,007,000)
Basic and diluted net loss per share	(0.026)	(0.011)	(0.039)	(0.032)

RESULTS OF OPERATIONS

COMPARISON BETWEEN THE THREE-MONTH AND NINE-MONTH PERIODS ENDED NOVEMBER 30, 2012 AND 2011

Expenses

For the three-month and nine-month periods ended November 30, 2012, expenses totalled $1,656,000 and $4,372,000, respectively, representing increases of $446,000 and $602,000, respectively, compared to the corresponding periods of last year. Variations are detailed below.

For the three-month and nine-month periods ended November 30, 2012, salaries totalled $307,000 and $827,000, respectively, representing increases of $99,000 and $211,000 compared to the corresponding periods of last year. These variations are due mainly to the addition of employees that previously acted as service providers to the Company, to an increase in annual salaries paid to the employees of the Company, to the hiring of an employee in charge of sustainable development and to the implementation of a group insurance.

For the current period, professional and maintenance fees totalled $70,000, representing an increase of $6,000 compared to the corresponding period of last year, and for the nine-month period ended November 30, 2012, they totalled $217,000, representing a decrease of $21,000 compared to the corresponding period of the previous year. The decrease results mainly from costs related to IFRS consultation within the context of the 2011 transition to IFRS and other consultation services.

General administrative expenses totalled $330,000 for the current period compared to $469,000 for the same period of the preceding year, representing a decrease of $139,000 that results mainly from the transfer of former service providers to the Company’s payroll and from a decrease in donations and sponsorships, compensated by the write-off of all remaining payments of the former office rental lease. For the nine-month period ended November 30, 2012, expenses amounted to $676,000 compared to $865,000 for the corresponding period of the preceding year, representing a decrease of $189,000 that also results from the transfer of former service providers to the Company’s payroll and from a decrease in donations and sponsorships expenses offset by an interest expense related to a notice of assessment from Revenu Québec for the years 2008 to 2011 and by the write-off of all remaining payments of the former office rental lease.

Stock-based compensation totalled $829,000 for the nine-month period ended November 30, 2012, compared to $713,000 for the corresponding period of the preceding year. The Company granted more stock options this year compared to last year.

For the three-month and the nine-month periods ended November 30, 2012, general exploration costs decreased by $75,000 and increased by $85,000, respectively, compared to the same periods of last year. During the current year, the Company assigned a higher budget to prospecting of new exploration targets on the James Bay territory.

For the three-month and nine-month periods ended November 30, 2012, write-offs of properties totalled $784,000 and $1,061,000, respectively. In the current period, the Company proceeded with a write-off of $554,000 on the Murdoch property and $195,000 on the Pénélope property. For the three-month and nine-month periods of the preceding year, write-offs totalled $197,000 and $687,000, respectively. The most significant write-off of last year was done on the Wabamisk ($267,000) and Sakami properties ($182,000).

Other Income

For the three-month period ended November 30, 2012, other income totalled $374,000 compared to $322,000 for the corresponding period of the preceding year, representing an increase of $52,000. For the nine-month period ended November 30, 2012, other income totalled $1,426,000 compared to $1,145,000 for the same period of the preceding year, representing an increase of $281,000. Variations are detailed below.

For the current period, dividends and interest income totalled $276,000, representing an increase of $62,000 compared to the same period of the preceding year. For the nine-month period ended November 30, 2012, dividends and interest income totalled $857,000, an increase of $111,000 compared to the same period of the preceding year. The increases are mainly due to a higher level in bonds held by the Company as well as to an increase in interest rates on these bonds.

Fees invoiced to partners during the current quarter totalled $62,000, representing a decrease of $38,000 from the corresponding period of the preceding year. During the current quarter, the Company received fees mainly from KGHM International Ltd. (KGHM) (Gayot and Bienville) and Goldcorp Inc. (Corvet Est). Last year, significant partnership exploration work was done with Anglo American Exploration (Canada) Ltd. on the Baie Payne project. For the nine-month period ended November 30, 2012, fees invoiced to partners totalled $409,000 compared to $335,000 for the same period of last year. The increase is due mainly to important exploration work carried out with KGHM (Lac Gayot) during the first quarter of the current year.

For the three-month and the nine-month periods ended November 30, 2012, the Company recognized a gain on sale of available-for-sale investments of $27,000 and $168,000, respectively, compared to nil and $117,000 for the same periods of the preceding year. The variations result mainly from the sale of bonds that occurred during the current year.

For the three-month period ended November 30, 2012, the Company recognized a loss on investments designated as held for trading of $1,000 compared to $2,000 for the same period of the preceding year. For the nine-month period ended November 30, 2012, a loss of $11,000 was accounted for compared to $62,000 for the same period of the preceding year. Losses are due to the fair value revaluation of the Company’s convertible debentures.

Deferred Tax Recovery

For the three-month period ended November 30, 2012, the Company recognized a $435,000 deferred tax recovery compared to $532,000 for the same quarter of the preceding year. The variation is due mainly to a decrease of the favorable tax impact on flow-through shares, offset by a decrease in deferred tax liabilities. For the nine-month period ended November 30, 2012, the Company recognized a $1,705,000 deferred tax recovery compared to $1,618,000 for the same period of the preceding year. The variation is due mainly to an increase in the favorable tax impact on flow-through shares, offset by a lower increase in deferred tax assets.

Net Loss

In light of the above, the Company posted a net loss of $847,000 for the three-month period ended November 30, 2012, compared to $357,000 for the same period of the preceding year.

For the nine-month period ended November 30, 2012, the Company posted a net loss of $1,241,000 compared to $1,007,000 for the corresponding period of the preceding year.

OTHER INFORMATION

	Balance sheets as at
	November 30,	February 29,
	2012	2012
	$	$
Working capital	40,327,000	44,811,000
Mining properties	56,820,000	47,960,000
Total assets	102,556,000	102,302,000
Shareholders’ equity	90,952,000	88,169,000

Since its incorporation, the Company has not paid any cash dividends on its outstanding common shares. Any future dividend payments will depend on the Company’s financial needs to fund its exploration programs and its future financial growth, and any other factor that the board deems necessary to consider in the circumstances. It is highly unlikely that dividends will be paid in the near future.

LIQUIDITY AND FINANCING

As at November 30, 2012, cash amounted to $4,438,000 compared to $10,365,000 as at February 29, 2012. As at November 30, 2012, the Company’s working capital decreased by $4,484,000 to reach $40,327,000. The variation is due mainly to exploration expenses incurred in the current year.

From management’s point of view, the working capital as at November 30, 2012, will cover current expenditures and exploration fees in the coming year. However, the Company may, from time to time, when market and financing conditions are favourable, proceed with fundraising to fund exploration of its most important mining projects.

Operating Activities

For the current quarter cash flows used in operating activities totalled $244,000, a decrease of $456,000 compared to the same period of the preceding year. The variation results mainly from changes in accounts receivable and payable related to partners. For the nine-month period ended November 30, 2012, cash flows used in operating activities totalled $2,862,000, a decrease of $2,969,000 compared to the same period of last year. This variation results mainly from changes in accounts payable related to advances from partners.

Financing Activities

Cash flows provided from financing activities for the quarter ended November 30, 2012, amounted to $2,179,000 compared to $3,192,000 for the same period of the preceding year. At the end of the previous quarter, the Company was in a temporary overdraft position of $705,000 in one of its broker accounts subsequent to the acquisition of bonds.

For the nine-month period ended November 30, 2012, cash flows provided from financing activities totalled $5,902,000 compared to $6,570,000 for the same period of the preceding year. During the current year the Company completed two flow-through private placements for gross proceeds of $5,500,000 compared to $6,000,000 for the preceding year.

Investing Activities

For the three-month period ended November 30, 2012, cash flows used in investing activities totalled $953,000 compared to $10,112,000 for the same period of the preceding year.

For the nine-month period ended November 30, 2012, cash flows used in investing activities totalled $8,966,000 compared to $13,188,000 for the same period of the preceding year.

The Company’s investing activities consist mainly of acquisition of mining properties, capitalization of exploration costs as well as buying and selling of short-term investments.

For the current quarter, the variation of short-term investments increased liquidities by $2,573,000 compared to a decrease of $7,702,000 for the same period of the preceding year. The variation is attributable to a transfer of cash in short-term investments in last year’s same period.

For the nine-month period ended November 30, 2012, the variation of short-term investments increased liquidities by $2,753,000 compared to a decrease of $4,443,000 for the same period of the preceding year. The variation is attributable to a greater use of cash to fund the current year’s exploration work.

The acquisition of mining properties and the capitalization of exploration costs required disbursements of $3,417,000 for the current period compared to $2,406,000 for the same period of the preceding year. For the nine-month period ended November 30, 2012, disbursements totalled $13,522,000 compared to $9,426,000 for the same period of the preceding year.

These increases result mainly from more important exploration work carried out during the current year, particularly on the Coulon property.

The variation in the acquisition of property, plant and equipment is mainly related to the Company’s recent moving to new premises (investment in the setup of a larger office space and in new furniture).

In the current quarter, the Company also acquired a royalty interest of $233,000 on the Eastmain property.

QUARTERLY INFORMATION

The information presented thereafter details the total expenses, other income, net earnings (net loss) and the net earnings (net loss) per participating share for the last eight quarters.

Period			Net Earnings	Net Earnings (Net Loss) per Share
Ended	Expenses	Other Income	(Net Loss)	Basic	Diluted
	$	$	$
11-30-2012	1,656,000	374,000	(847,000)	(0.026)	(0.026)
08-31-2012	1,698,000	438,000	(668,000)	(0.021)	(0.021)
05-31-2012	1,018,000	615,000	275,000	0.009	0.008
02-29-2012	1,730,000	384,000	(645,000)	(0.021)	(0.021)
11-30-2011	1,210,000	322,000	(357,000)	(0.011)	(0.011)
08-31-2011	1,556,000	465,000	(921,000)	(0.030)	(0.030)
05-31-2011	1,003,000	358,000	271,000	0.009	0.009
02-28-2011	2,313,000	156,000	(987,000)	(0.032)	(0.032)

As the Company’s business is in the mining exploration field, it receives no earnings from operations. Quarterly changes in other income have no specific trend except for interest and dividend income that go along with the working capital value and the change in the bond market interest rates. Gains on sale of investments or mining properties may vary considerably from one quarter to another. Fees invoiced to partners vary according to agreements and budgets in connection with these agreements. There is no trend to be observed.

CONTRACTUAL OBLIGATIONS

In November 2012, the Company signed a seven-year rental lease for its administrative office. The rental lease cost is $155,000 per year with an annual increase of 2.5%.

There was no other material change in the Company’s contractual obligations during the recent quarter.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

SUBSEQUENT EVENT

On December 12, 2012, the Company entered into an agreement for a private placement of 114,286 flow-through common shares at a price of $17.50 per share for gross proceeds of $2,000,005. The financing is scheduled to close on or about January 16, 2013.

RELATED PARTY TRANSACTIONS

During the three-month period ended November 30, 2012, general and administrative expenses required disbursements of $29,000 compared to $58,000 for the same period of the preceding year. Since the beginning of the current year, disbursements totalled $87,000 compared to $170,000 for the same period of the preceding year. These amounts have been paid to companies owned by a director.

These transactions are conducted in the normal course of operations.

CARRYING VALUE OF MINING PROPERTIES

At the end of each quarter, exploration work is reviewed to evaluate the potential of each mining property. Following this analysis, write-offs are recorded when required.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

There has been no significant change in the Company accounting policies and estimates since February 29, 2012. Please refer to the appropriate section of the financial statements included in our 2012 Annual Report for a complete description of our accounting policies.

FUTURE ACCOUNTING CHANGES

There has been no change in future accounting changes as described in the Company’s 2012 annual Management’s Discussion and Analysis.

DISCLOSURE OF OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares, without par value. As at January 14, 2013, a total of 32,377,847 shares were outstanding.

The Company maintains a stock option plan under which stock options may be granted up to a maximum of 10% of the number of shares outstanding. As at January 14, 2013, a total of 2,026,000 stock options were outstanding. The expiry dates vary from April 6, 2016 to July 13, 2022.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting (“ICFR”) is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with IFRS in its financial statements. The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls over financial reporting to the issuers. They established the internal control over financial reporting or had it established under their supervision in order to obtain reasonable assurance about the reliability of the financial reporting and to make sure that the financial statements were being prepared in accordance with IFRS.

The Chief Executive Officer and the Chief Financial Officer have evaluated whether there were changes to ICFR during the quarter ended November 30, 2012, that have materially affected, or that are reasonably likely to materially affect ICFR. No such changes were identified through their evaluation.

RISK FACTORS AND UNCERTAINTIES

There have been no significant changes in the risk factors and uncertainties the Company is facing, as described in the Company’s annual Management's Discussion and Analysis as at February 29, 2012.

ADDITIONAL INFORMATION AND CONTINUOUS DISCLOSURE

This Management’s Discussion and Analysis has been prepared as at January 14, 2013. Additional information on the Company is available through regular filings of press releases, reports on significant changes, financial statements, circulars and its annual information form on SEDAR (www.sedar.com).

(s) André Gaumond	(s) Robin Villeneuve
President and CEO	Chief Financial Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, André Gaumond, President and Chief Executive Officer of Virginia Mines Inc., certify the following:

1.

Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Virginia Mines Inc. (the “issuer”) for the interim period ended November 30, 2012.

2.

No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the issuer.

5.

Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer and I have, as at the end of the period covered by the interim filings:

a.

designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that:

i.

material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

ii.

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

b.

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1

Control framework: The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is that of the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

5.2

ICFR – material weakness relating to design: N/A.

5.3

Limitation on scope of design: N/A.

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning September 1, 2012, and ended November 30, 2012, that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

January 14, 2013

/s/ André Gaumond

André Gaumond

President and Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, Robin Villeneuve, Chief Financial Officer of Virginia Mines Inc., certify the following:

1.

Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Virginia Mines Inc. (the “issuer”) for the interim period ended November 30, 2012.

2.

No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the issuer.

5.

Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer and I have, as at the end of the period covered by the interim filings:

a.

designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that:

i.

material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

ii.

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

b.

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1

Control framework: The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is that of the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

5.2

ICFR – material weakness relating to design: N/A.

5.3

Limitation on scope of design: N/A.

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning September 1, 2012, and ended November 30, 2012, that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

January 14, 2013

/s/ Robin Villeneuve

Robin Villeneuve

Chief Financial Officer